Eric J. Krathwohl, Esq.
Direct Dial: (617) 556-3857
E-mail: ekrathwohl@richmaylaw.com

September 15, 2006

BY EMAIL AND EDGAR FILING
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Celeste Murphy, Esq.

Re:	Schedule 14A Preliminary Proxy Statement filed by Richard M. Osborne Trust (the “Trust”) filed September 15, 2006

Dear Ms. Murphy:

We respectfully file this letter on behalf of Corning Natural Gas Corporation (“Corning”), the Registrant to which the above-reference Schedule 14A filing relates.  Corning believes that the Trust’s Schedule 14A Preliminary Proxy Statement continues to contain material false and misleading statements.  The following facts and considerations may be relevant to the Commission’s review of the Trust’s Schedule 14A.

It is false and misleading for the Trust to state that life insurance policies will be transferred to Mr. Barry and Mr. Robinson as the Trust’s preliminary proxy statement states on page 3.  Page 37 (fifth full paragraph) of Corning’s definitive proxy statement expressly states that the “ownership of such insurance policies [vest] in C&T upon completion of the Merger with C&T…”.  Furthermore, Mr. Barry and Mr. Robinson do not have access to the cash surrender value of such policies, as stated on page 3 of the Trust’s preliminary proxy statement. Accordingly, it is false and misleading for the Trust to make such statements in its preliminary proxy statement.

It is misleading for the Trust to state on pages 3 and 4 that the severance benefits package is $1.8 million for Mr. Barry and $1.4 million for Mr. Robinson when over 50% of such amounts are projected pension payments earned over several decades, which pension benefits are due to Mr. Barry and Mr. Robinson regardless of whether the Merger closes or not. The Trust calculates pension benefits for Mr. Barry and Mr. Robinson (without fully disclosing the basis of the

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September 15, 2006

calculations, such as discount rate) and then implies that such pension benefits are only paid if the Merger closes.  Mr. Barry’s and Mr. Robinson’s pension benefits are due to Mr. Barry and Mr. Robinson regardless of whether the Merger closes or not.  The pension payments have been earned by the officers (under the same formula as all other Corning employees) due to their decades of service with Corning.  Accordingly, a vote against the Merger will NOT reduce pension benefits earned by Mr. Barry and Mr. Robinson.  The Trust’s preliminary proxy statement implies that such pension benefits are conditioned upon the Merger and thus voting against the Merger will reduce or eliminate such pension benefits, which, in fact, is not the case.

It is misleading for the Trust to advocate a “change of guard in current management” on page 2 of the preliminary proxy statement without disclosing to stockholders that such “change of guard” will not in any way impact the pension payments and actually INCREASE the severance payments due Mr. Barry and Mr. Robinson that are among the Trust’s stated reasons for voting against the Merger on pages 3 and 4.   The pension payments have been earned by the officers (under the same formula as all other Corning employees) due to their decades of service with Corning.  As described on page 37 of Corning’s definitive proxy, severance payments are due Mr. Barry and Mr. Robinson upon a “change in control” of Corning as described in their respective Amended and Restated Severance Agreements.  The C&T Merger would constitute a “change in control” and accordingly trigger severance payments.  Mr. Barry and Mr. Robinson have agreed to reduce their severance payments by $175,740 (or approximately $0.35 per share) contingent on the C&T Merger closing.  If the C&T Merger does not close and a “change of guard” as advocated by the Trust and Mr. Osborne occurs, such “change of guard” would constitute a “change in control” under their Amended and Restated Severance Agreements with Corning, and accordingly, Mr. Barry and Mr. Robinson will be entitled to the full amount of their severance payments, without reduction.  To the extent the preliminary proxy statement is advocating a “change of guard in current management”, the preliminary proxy statement should also disclose to the stockholders that such “change in guard” will trigger payments to Mr. Barry and Robinson GREATER than those severance payments to be paid pursuant to the Merger with C&T.

It is false and misleading for the Trust to state “Corning’s management acknowledged in its proxy statement that it has been unable to maximize stockholder value” as the Trust’s preliminary proxy statement states on page 2.  At no point in Corning’s proxy materials is this “acknowledgment” made.  Corning understands that the Trust may set forth the Trust’s and Mr. Osborne’s opinion concerning value; however, the Trust is making a false and misleading statement on page 2 of its preliminary proxy statement when its states: “Corning’s management acknowledged in its proxy statement that it has been unable to maximize stockholder value.”

Securities and Exchange Commission
September 15, 2006

The description of Mr. Osborne’s proposal to purchase Corning on page 8 of the Trust’s preliminary proxy statement is incomplete and misleading. Mr. Osborne’s December 2005 proposal to purchase Corning for only $15.00 per share expressly stated he was “prepared to honor the change in control payments provided in the employment agreements for Messrs. Barry and Robinson.”  Accordingly, at a minimum, the Trust and Mr. Osborne should disclose to stockholders that when he was a potential purchaser of Corning at a lower price of $15.00 per share, the severance payments to Mr. Barry and Mr. Robinson were acceptable, but after his lower bid was not accepted, the same severance payments are allegedly “disproportional” to the consideration to be paid to stockholders.  Furthermore, the Trust and Mr. Osborne should disclose to stockholders what occurred between December 2005 and September 2006 to cause this 180 degree change in opinion, other than, of course, that Mr. Osborne’s lower bid was not accepted and C&T agreed to pay a higher price.

It is false and misleading for the Trust to state that the merger consideration was “most likely to be $13.71” as the Trust’s preliminary proxy statement states on page 2.    Corning never stated in its preliminary proxy materials or at any other time, that the merger consideration would “most likely [be] $13.71”.  The $13.71 was a “base price” that was subject to certain adjustments based on certain specified pre-closing conditions.  Because there were many adjustments, the amount of which were unknown, Corning did provide an estimated range of the merger consideration of between $12.63 and $17.66 per share.  The fact that the range provided by Corning was $3.95 above the $13.71 and only $1.08  below the $13.71 base, implied that the price was likely to be above $13.71.  As described on page 24 of Corning’s definitive proxy statement, Corning and C&T negotiated a fixed price of $16.50 rather than the $13.71 subject to adjustment, in part due to the fact that the impact of several potential adjustments became more definitive between May 11, 2006 (the date of  the Merger Agreement) and August 18, 2006 (the date of Amendment No. 1 to the Merger Agreement).  See also page 24 of Corning’s definitive proxy statement.

It is misleading for the Trust and Mr. Osborne to state “I am a stockholder, just like you” and “my interests as an investor are aligned with the interests of other stockholders who are not insiders of Corning” as the Trust’s preliminary proxy statement states on page 2.  Unlike any other stockholder, Mr. Osborne made a bid for Corning at $15.00 per share in December 2005, which was not accepted by Corning. Mr. Osborne and the Trust, as previous bidders for Corning,  should disclose to all stockholders if they have any intention to bid for Corning if the C&T Merger is not approved; and if the Trust or Mr. Osborne intends to make such a bid, whether the price payable to stockholders will be higher than C&T’s $16.50 price recommended by Corning’s Board.  Clearly it should be disclosed to stockholders that there would be a greatly advantageous negotiating position for the second highest bidder (Mr. Osborne) in a two year

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search for a purchaser to eliminate the highest bidder (C&T). Given this history and the claim that interests  are “just like you” and “are aligned”,  it would appear that the Trust should, at a minimum, be required to provide significant additional discussion regarding the Trust’s intentions, or options, should the Merger not be approved. Further, in this regard, we believe that proxy requirements generally seek more disclosure of the nature of the person soliciting proxies.  The Trust’s materials fail to discuss either: (a) the actions by Mr. Osborne that have been characterized in the press as “corporate raider” activities or (b) litigation relating to Mr. Osborne’s fights for management control.  Such background would seem to be relevant to shareholders’ assessments of whether the Osborne interests really are “just like” or “aligned with” the rest of the shareholders.

This letter does not state all of Corning’s objections, but only the most egregious.  Corning continues to believe that other characterizations and statements in the Trust’s preliminary proxy material remain false, misleading and inaccurate.

In sum, Osborne’s proposed solicitation materials are false and misleading in many ways and should be significantly revised as discussed herein.

Thank you for your consideration.

Respectfully,

/s/ Eric J. Krathwohl
Eric J. Krathwohl
Counsel for Corning Natural Gas Corporation

cc:           Thomas K. Barry